ELPIDA

File No. 82-34850

January 27, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06010556

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- English documents filed or distributed since November 1, 2005 to January 26, 2006, attached as Annex hereto.

If you have any questions or requests for additional information, please do not hesitate to contact Yoko Nagai of Legal Gr. at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

Elpida Memory, Inc.

By ____________________
Name: Toshimasa Ota
Title: Executive Manager, Legal Gr.

Enclosures

File No. 82-34850

ANNEX

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2005/11/25	Elpida Memory Sets Price for #3 and #4 Unsecured Straight Bonds with Inter-Bond *Pari Passu* Clause	I
2.	2005/12/1	Hiroshima Elpida Commences Mass Production of 90nm DRAM Chips on New 300 mm Wafer Production Line	II
3.	2006/1/13	Elpida Memory Revises Financial Forecast for the Third Quarter FY2005	III
4.	2006/1/24	Elpida Memory Revises FY 2005 Full-Term Forecast	IV
5.	2006/1/24	Consolidated Financial Report for the Period Ended December 31, 2005	V

File No. 82-34850

EXHIBIT I

1. Elpida Memory Sets Price for #3 and #4 Unsecured Straight Bonds with Inter-Bond *Pari Passu* Clause



News Release

FOR IMMEDIATE RELEASE

Elpida Memory Sets Price for #3 and #4 Unsecured Straight Bonds with Inter-Bond *Pari Passu* Clause

TOKYO, JAPAN, November 25, 2005 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has set the price for #3 and #4 unsecured straight bonds with inter-bond pari passu clause based on the domestic straight bond shelf registration (registered amount: JPY100 billion, effective period: through October 19, 2007) as stated below.

Elpida plans to use the proceeds of the issuance for the repayment of loan and lease obligations which will become due during the fiscal year ending March 31, 2007.

Description of Bonds

- **Elpida Memory, Inc. #3 Unsecured Straight Bonds (with inter-bond *pari passu* clause)**
  - Issue Size: JPY 30 billion
  - Denomination: JPY 100 million
  - Interest Rate: 1.67% per annum
  - Issue price: JPY100 per face value JPY 100
  - Duration: 5 years
  - Maturity Date: December 8, 2010
  - Interest Payment Date: June 8, and December 8 each year
  - Payment Date: December 8, 2005
  - Underwriters: Daiwa Securities SMBC Co. Ltd.; Nomura Securities Co., Ltd. (joint lead managers and joint bookrunners), and other co-managers
  - Fiscal Agent: UFJ Bank Limited
  - Rating: BBB+ (Japan Credit Rating Agency, Ltd.)
  - Use of Proceeds: Repayment of loans and lease obligations

-more-

- **Elpida Memory, Inc. #4 Unsecured Straight Bonds (with inter-bond *pari passu* clause)**
  - Issue Size: JPY 10 billion
  - Denomination: JPY 100 million
  - Interest Rate: 2.29% per annum
  - Issue price: JPY100 per face value JPY100
  - Duration: 7 years
  - Maturity Date: December 7, 2012
  - Interest Payment Date: June 8, and December 8 each year
  - Payment Date: December 8, 2005
  - Underwriters: Daiwa Securities SMBC Co. Ltd.; Nomura Securities Co., Ltd. (joint lead managers and joint bookrunners)
  - Fiscal Agent: Sumitomo Mitsui Banking Corporation
  - Rating: BBB+ (Japan Credit Rating Agency, Ltd.)
  - Use of Proceeds: Repayment of loans and lease obligations

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥207.0 billion during the fiscal year ending March 31, 2005. For more information, visit **www.elpida.com**.

This is a press release document intended for publicizing the issuance of the corporate bonds and is not intended for solicitation of the bonds. For potential investment in the bonds, please carefully read the prospectus (available only in Japanese) prepared by Elpida and make your own investment judgment.

All information contained in this news release is as of the release date, and may be altered or amended thereafter without further notice.

###

File No. 82-34850
EXHIBIT II

2. Hiroshima Elpida Commences Mass Production of 90nm DRAM Chips on New 300 mm Wafer Production Line



News Release

FOR IMMEDIATE RELEASE

Hiroshima Elpida Commences Mass Production of 90 nm DRAM Chips on New 300 mm Wafer Production Line

Newly Expanded E300 Fab Targets 54,000 Wafers per Month, the Largest Semiconductor Capacity in Japan

HIROSHIMA, Japan, December 1, 2005 – Elpida Memory, Inc. (Elpida) and Hiroshima Elpida Memory, Inc. (Hiroshima Elpida) announced today the completion of its new 300 mm production line at its 300 mm wafer fabrication facility (E300 Fab) in Hiroshima, Japan. The monthly 300 mm wafer production volume is expected to reach a capacity of 54,000 by FY Q4, which would make Hiroshima Elpida's E300 Fab the largest semiconductor wafer processing capacity in Japan.

Hiroshima Elpida began construction of a new facility to house the expanded line in June 2004. As scheduled, construction was completed in June 2005, and was followed by the installation of clean rooms and production equipment, as well as several test-runs of factory operations. In FY Q2, the E300 Fab started an average of 30,000 wafers per month. In November 2005, the E300 Fab handled 45,000 wafers per month, and during December 2005, volume is expected to increase to 50,000 wafers per month. Wafer output will likely contribute to shipments starting in 4Q of the current fiscal year ending March 31.

"Our first lot of wafers for mass production of DRAM using advanced 90 nm process technology started on October 17, 2005," said Shuichi Otsuka, president of Hiroshima Elpida. "Our initial ramp has been extremely smooth and successful, and each day we are seeing an increase in the number of wafers processed."

Production yield based on Elpida's 90 nm process technology has been outstanding since the start of mass production, and Elpida intends to have advanced 90 nm process technology account for approximately 70% of total monthly production at the E300 Fab within this fiscal year. Given the synergistic benefits from increased production at E300 and from the migration to 90 nm process, Elpida's shipment volumes during the first half of FY 2006 now have the ability to increase significantly. As a result, Elpida is well-positioned to provide a steady supply of DRAM products to

the market in support of greater demand for memory.

For an overview of Elpida Memory's 300 mm wafer line, please see the attachment.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥207.0 billion during the fiscal year ending March 31, 2005. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

###

Attachment

Overview of Hiroshima Elpida Memory 300 mm Wafer Line

Construction site: Hiroshima Elpida Memory, Inc. (on existing company grounds)
Start of construction of expanded line: June 2004
Completion of construction of expanded line (building): June 2005
Start of mass production following line expansion: October 2005
Processing capacity: 45,000 wafers/month (Nov. 2005), 54,000 wafers/month (planned as of FY 2005 4Q)
Company placing construction order: Hiroshima Elpida Memory, Inc.
Designer & builder: Obayashi Corporation

File No. 82-34850

EXHIBIT III

3. Elpida Memory Revises Financial Forecast for the Third Quarter FY2005



FOR IMMEDIATE RELEASE

Elpida Memory Revises Financial Forecast for the Third Quarter FY2005

TOKYO, JAPAN, January 13, 2006 –Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the revision of its financial forecast for the third quarter of FY2005, which ended on December 31, 2005 (our previous forecast was announced on October 25, 2005).

1. Revision of financial forecast for the third quarter ended December 31,2005

(Millions of Yen)

	Net sales	Operating income	Ordinary income	Net income
Previous Forecast (Oct 25, 2005) (a)	58,000 - 63,000	1,500 - 4,500	500 - 3,500	1,000 - 4,000
Revised Forecast (b)	59,000	650	(700)	160
Change from previous forecast (b-a)	1,000 - (4,000)	(850) - (3,850)	(1,200) - (4,200)	(840) - (3,840)
Change (%)	1.7% - (6.3%)	(56.7%) - (85.6%)	-	(84.0%) - (96.0%)
Results of 2Q FY 2005 (c)	57,467	(2,513)	(3,685)	(3,038)
Change from the 2Q FY 2005 (b-c)	1,533	3,163	2,985	3,198

2. Reasons for Revision

Owing to an 11% bit shipment increase and an improved product mix in the third quarter (3Q), we now expect net sales for the 3Q to exceed the prior quarter net sales by 1.5 billion yen.

In addition, although the start of operations in Area 2 of E300 should enable us to achieve an operating profit in the 3Q for the first time since 4Q FY 2004, we now believe that actual profit results will fall below the forecasted amounts we announced last October. The main reason for this change in profit outlook is that, given an approximate 25% drop in spot market prices for 512Mb DDR2 during the 3Q, our average selling price for DRAMs has suffered a 7% decline, which was greater than the maximum 5% drop contained in our earlier outlook.

We now expect to book an extraordinary profit of approximately 1.0 billion yen based on the sale of fixed assets.

We plan to release the actual details concerning our 3Q results after the closing of the morning market session of the Tokyo Stock Exchange on January 24, 2006. At that same time, we also intend to comment on our 4Q FY 2005 forecast in light of our 3Q results, the latest market conditions and other factors.

Note: These above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

File No. 82-34850
EXHIBIT IV

4. Elpida Memory Revises FY 2005 Full-Term Forecast



FOR IMMEDIATE RELEASE

Elpida Memory Revises FY 2005 Full-Term Forecast

TOKYO, JAPAN, January 24, 2006 –Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), announced today that based on our consolidated FY 2005 3Q financial results (October 1 to December 31, 2005) and recent market conditions, we have again revised our full-term FY 2005 financial results forecast (a previous full-term revision was announced on October 25, 2005).

1. Revision of financial forecast for the FY2005 ended March 31,2005

(Millions of Yen)

	Net sales	Operating income	Ordinary income	Net income
Previous Forecast (Oct 25, 2005) (a)	240,000 - 250,000	7,000 - 12,000	4,500 - 9,500	5,000 - 10,000
Revised Forecast (b)	240,000 - 250,000	0 – (4,000)	(3,500) - (7,000)	(2,000) - (6,000)
Change from previous forecast (b-a)	0	(7,000) - (16,000)	(8,000) - (17,000)	(7,000) - (16,000)
Change (%)	0	-	-	-
Results of FY 2004 (c)	207,028	15,116	10,684	8,213
Change from FY 2004 (b-c)	32,972-42,972	(15,116)-(19,116)	(14,184)-(18,184)	(10,213)-(14,213)

2. Reasons for Revision

In the 3Q, financial results fell below the forecast we issued on October 25, 2005. Also, we have revised our 4Q outlook based on the significant downward slide in prices that occurred in the 3Q. This is likely to cancel out the impact of an anticipated substantial increase (60-70 %) in the volume of bit shipments due to an expansion of E300 Fab Area 2 production and increasing procurement from our foundry partner. Given these factors, we have revised our FY 2005 forecast, as above.

Note: These above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Investor Relations Contacts:

IR Contacts
Kumi Higuchi / Kazuhito Kanbe
Elpida Memory, Inc.
Investor Relations Group
Tel: +81-3-3281-1648
E-mail: 6665ir@elpida.com

Press Contact
Tomoko Kobayashi
Elpida Memory, Inc.
Market Communication Group
Tel: +81-3-3281-1648
E-mail: press@elpida.com

File No. 82-34850

EXHIBIT V

5. Consolidated Financial Report for the Period Ended December 31, 2005

ELPIDA

January 24, 2006

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan

Elpida Memory, Inc.

(Stock listing: Tokyo Stock Exchange, 6665)

Consolidated Financial Report for the Period Ended December 31, 2005

Consolidated financial summary (unaudited)
(Millions of Japanese Yen, except per share data)

(1) Condensed Statements of Operations (Three months period) unaudited

	Three months ended		
	Dec. 31, 2005	Dec. 31, 2004	YoY Change
			%
Net Sales	59,021	56,136	5.1
Operating income (loss)	645	5,639	(88.6)
Ordinary income (loss)	(693)	3,768	-
Net income (loss)	163	3,387	(95.2)
Net income (loss) per share – basic	1.68	42.38	(96.0)
Net income (loss) per share – diluted	1.67	41.77	(96.0)

(2) Condensed Statements of Operations (Nine months period) unaudited

	Nine months ended		
	Dec. 31, 2005	Dec. 31, 2004	YoY Change
			%
Net Sales	164,524	156,298	5.3
Operating income (loss)	(4,472)	13,974	-
Ordinary income (loss)	(7,705)	10,610	-
Net income (loss)	(6,179)	9,890	-
Net income (loss) per share – basic	(64.06)	141.86	-
Net income (loss) per share – diluted	-	139.51	-

Condensed Balance Sheet

	As of		QoQ Change
	Dec. 31, 2005 (unaudited)	Sep 30, 2005	
			%
Total Assets	580,133	505,963	14.7
Shareholders' equity	189,573	188,753	0.4

Note:
1. Regarding diluted net income per share for the third quarter of FY 2005, information is not available due to the booking of net losses.

[Overview of Business Results]

1.Overview of the three-month period ended December 31, 2005

In the 3Q (October-December 2005), because a supply shortage of chipsets in the PC DRAM market led to deterioration in the DDR2 SDRAM balance of supply and demand, DDR2 SDRAM prices plummeted. The spot market price (512Mb DDR2 SDRAM) recorded an approximate 25% decline. Also, affected by events in the PC DRAM market, the server DRAM market environment remained generally severe.

On the other hand, as more digital products consumer and mobile phone started to mount more DRAMs on them, the DRAM market for those products saw steady growth.

Based on these conditions, Elpida remains fully committed to its basic business strategy of focusing hard on Premier DRAMs [See Note 1 below] and minimizing the impact of price volatility on these products. As a result, consumer electronic and mobile phone-related net sales reached a record-breaking ¥31.7 billion in the 3Q. Also, production has seen a steady increase following the October 2005 start of operations in E300 Fab Area 2. In December, wafer input for the entire E300 Fab reached 50,000 wafers. Given the foregoing, Elpida achieved the following business results in the 3Q:

Consolidated net sales in the 3Q grew 5.1% YoY to ¥59,021 million. Contributing factors were, for the first time, production expansion at our E300 Fab Area2 and a substantial increase in supply from our foundry partner in Taiwan.

Operating income fell 88.6% YoY to ¥645 million. A drop in prices caused gross profit to decline, while SG&A expenses, particularly R&D costs, increased.

Ordinary income registered a loss of ¥693 million, as income fell by ¥4,461 million against the year-ago figure of ¥3,768 million. In addition to the drop in operating income, we booked interest expenses of about ¥900 million and bond issue expenses of about ¥200 million related to a December straight-bond issue.

An extraordinary loss of ¥1,104 million was booked, mainly in connection with sales of fixed assets (equipment for 200mm wafers).

As a result of the foregoing, net income fell 95.2% YoY to ¥163 million.

2. The breakdown of sales by application market

(Billions of yen)

	Three months ended December 31, 2005 (unaudited)		Three months ended December 31, 2004 (unaudited)		YoY Change %
Servers*	8.8	14.9%	13.7	24.4%	(35.8.%)
Digital consumer electronics and mobile phones *	31.7	53.7%	18.5	33.0%	71.4%
Premier DRAM (Note1)	40.5	68.6%	32.2	57.4%	25.8%
Foundry services and others	5.4	9.2%	6.0	10.7%	(10.0%)
Subtotal of Premier business (Note 2)	45.9	77.8%	38.2	68.1%	20.2%
PCs	13.1	22.2%	17.9	31.9%	(26.8%)
Total net sales	59.0	100.0%	56.1	100.0%	5.2%

* Premier DRAM (Note 1)

Note 1: Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

Note 2: Premier business: Our proprietary name given to the total of the Premier DRAM and foundry services and others.

(Servers)

Net sales of server DRAM products fell 35.8% YoY to ¥8.8 billion. Even though we are accelerating our move into even higher value-add 1GB (gigabyte) or greater high-density module products, this was not enough to offset the impact of a drop in market prices for DDR2 SDRAMs for PCs.

(Digital Consumer and Mobile Phones)

Net sales of digital consumer and mobile phone DRAM products posted a single quarter record of ¥31.7 billion (up 71.4% YoY). In the digital consumer electronics sub group, demand existed for a wide range of products. In the mobile phone-related sub group, growth was steady in both the domestic and overseas markets.

This product group as a whole includes Elpida products used in digital still cameras, digital TVs, DVD recorders and in other consumer electronics, as well as in 2.5G and 3G mobile phones.

(Foundry services and Others)

In foundry services and other operations, net sales, backed mostly by pseudo SRAM production, fell 10.0% YoY to ¥5.4 billion.

These operations handle contract production of semiconductor products. The main group of customers is domestic semiconductor makers.

(Personal Computers)

Net sales of personal computers DRAM products fell 26.8% YoY to ¥13.1 billion. Despite getting higher production from our Taiwan foundry partner, product price declines and an in-house production capacity switchover to promising digital consumer and mobile phone-related manufacturing resulted in a substantial net sales drop.

3. Capital Investment

Current fiscal year capital expenditures (calculated on a 9-month basis) thus far total ¥159.6 billion. E300 Fab Area 2 has been the main area of investment.

[Financial Conditions]

Compared with the end of the 2Q (end-September 2005), total assets increased by ¥74.2 billion to ¥580.1 billion. Due to a ¥40 billion straight bond issue in December, cash and cash equivalents grew by ¥27 billion compared with the end of the 2Q to ¥148.5 billion. Also, fixed assets increased by ¥31.6 billion, mainly because of E300 Fab Area 2 investments.

Due to the ¥40 billion straight bond issue, interest-bearing debt (including lease obligations) increased by ¥29.4 billion compared with the end of the 2Q to ¥240.4 billion. Shareholders' equity rose by ¥800 million to ¥189.6 billion based on net income in the 3Q and the booking of unrealized gains on marketable securities.

Consequently, the shareholders' equity ratio became 32.7%, a drop of 4.6 points compared with the end of the 2Q.

[Consolidated Cash Flow]

With regard to cash flow in the 3Q, operating activities provided net cash of ¥17.7 billion, an inflow increase of ¥1.0 billion YoY.

Investing activities used ¥39.5 billion, an outflow increase of ¥9.6 billion YoY. This was mostly due to an increase in purchases of fixed assets for E300 Fab Area 2.

As a result, free cash flow (a combination of net cash provided by operating activities and net cash used in investing activities) saw a net outflow of ¥21.9 billion, an outflow increase of ¥8.6 billion YoY.

With the December straight bond issue providing ¥39.8 billion, net cash provided by financing activities was ¥48.4 billion. However, given that our stock listing in the previous term provided ¥105.8 billion, net cash from financing was down by ¥55.4 billion YoY.

Based on these results, the balance of cash and cash equivalents fell ¥16.2 billion YoY to ¥148.5 billion.

[Outlook for Business Results]

In the 3Q, financial results fell below the forecast we issued on October 25, 2005. Also, we have revised our 4Q outlook based on the significant downward slide in prices that occurred in the 3Q. This is likely to cancel out the impact of an anticipated substantial increase (60-70 %) in the volume of bit shipments due to an expansion of E300 Fab Area 2 production and increasing procurement from our foundry partner. Given these factors, we have revised our FY 2005 forecast, as shown below.

(Billions of yen)

	Revised Forecast (A)	Previous forecast	Results of FY 2004 (B)	Change (A-B)	Change% ((A-B)/B)
Net sales	240.0-250.0	240.0-250.0	207.0	33.0-43.0	15.9% - 20.8%
Operating income (loss)	0-(4.0)	7.0-12.0	15.1	(15.1) -(19.1)	-
Ordinary income (loss)	(3.5)-(7.5)	4.5-9.5	10.7	(14.2) -(18.2)	-
Net income (loss)	(2.0)-(6.0)	5.0-10.0	8.2	(10.2) -(14.2)	-

[Risk Factors]

The following are the significant risk factors that may adversely affect our business, financial condition and results of operations.

- The cyclicality of the DRAM industry can result in volatile operating results.
- Increased worldwide production or lack of demand for DRAM products could lead to declines in selling prices for our products.
- We face intense competition in the DRAM industry.
- As regards sales, material supplies, outsourcing and other professional business activities, we works closely with set business partners. Any lessening or disruption of our working arrangements with these partners could harm our business performance.
- We may not respond quickly enough to rapid technological change and evolving standards in the semiconductor industry.
- We plan to make large investments in DRAM manufacturing facilities, but there can be no assurance that we will obtain sufficient funding, execute our expansion plan effectively or realize the expected return on our investment.
- We rely on other companies for all of our back-end processing.
- In the event of a conspicuous slowdown in the manufacture of DRAM products, interrupted production, or product defects, this may adversely affect our profit performance or our financial status.
- We may not be able to protect our proprietary intellectual property, and we may be accused of infringing the intellectual property rights of others.
- Allegations of anti-competitive practices in the DRAM industry may have a direct or indirect impact on our operations.
- Based on the strengthening of environmental laws and regulations in recent years, the emergence of new legal obligations may result in lower group asset values or may burden our business operations with additional costs.
- While attempting to develop business not only in Japan but also in North America, Asia and Europe, Elpida's business performance could be adversely affected in any of these regions by local political situations, domestic security disruptions, changes in laws or public policy or changes in business conditions caused by economic deterioration or other unfavorable factors.
- Currency fluctuations will affect our operating results and could result in exchange losses.

Note: This above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Comparative Consolidated Balance Sheet

(Millions of yen)

	As of December 31, 2005 (unaudited)	As of September 30, 2004	Change	As of March 31, 2005
(Assets)				
I Current assets				
1. Cash and cash equivalents	148,516	121,485	27,031	189,798
2. Notes and accounts receivable, trade	42,529	41,865	664	36,769
3. Inventories	39,145	33,150	5,995	32,795
4. Accounts receivable, other	17,250	8,966	8,284	6,393
5. Other current assets	5,595	5,470	125	5,419
6. Allowance for doubtful accounts	(33)	(32)	(1)	(31)
Total current assets	253,002	210,904	42,098	271,143
II Fixed assets				
1. Tangible fixed assets	307,426	275,835	31,591	213,138
2. Intangible fixed assets	7,588	7,503	85	7,787
3. Investments and other assets	12,117	11,721	396	6,100
Total fixed assets	327,131	295,059	32,072	227,025
Total assets	580,133	505,963	74,170	498,168
(Liabilities)				
I Current liabilities				
1. Accounts payable, trade	43,432	32,631	10,801	27,799
2. Current portion of bond	10,000	10,000	—	—
3. Current portion of long-term debt	20,106	21,470	(1,364)	18,520
4. Current portion of obligation under capital leases	27,877	29,429	(1,552)	30,143
5. Accounts payable, other	94,281	60,683	33,598	31,255
6. Other current liabilities	7,863	7,867	(4)	7,183
Total current liabilities	203,559	162,080	41,479	114,900
II Fixed liabilities				
1. Bond	110,000	70,000	40,000	80,000
2. Long-term debt	45,472	47,113	(1,641)	58,573
3. Obligation under capital leases	26,914	32,925	(6,011)	46,330
4. Other long-term liabilities	4,615	5,092	(477)	3,080
Total fixed liabilities	187,001	155,130	31,871	187,983
Total liabilities	390,560	317,210	73,350	302,883
(Shareholders' equity)				
I Capital stock	87,234	87,234	—	87,234
II Additional paid-in capital	98,334	98,334	—	98,334
III Retained earnings	3,573	3,410	163	9,752
IV Unrealized gain (loss) on marketable securities	40	(363)	403	2
V Foreign currency translation adjustments	393	138	255	(37)
VI Treasury stock	(1)	(0)	(1)	(0)
Total shareholders' equity	189,573	188,753	820	195,285
Total liabilities and shareholders' equity	580,133	505,963	74,170	498,168

Comparative Consolidated Statements of Operations

(Millions of yen)

	Three months ended December 31				YoY Change
	2005 (unaudited)		2004 (unaudited)		
Account		Ratio (%)		Ratio (%)	Increase or decrease
I Net sales	59,021	100.0	56,136	100.0	2,885
II Cost of sales	48,435	82.1	41,400	73.8	7,035
Gross profit	10,586	17.9	14,736	26.2	(4,105)
III Selling, general and administrative expenses	9,941	16.8	9,097	16.2	844
Operating income	645	1.1	5,639	10.0	(4,994)
IV Non-operating income					
1. Interest income	72		29		43
2. Equity in earnings of affiliated company	26		–		26
3. Others	48		9		39
V Non-operating expenses					
1. Interest expense	924		928		(4)
2. Foreign exchange losses	193		488		(295)
3. Stock issuance costs	–		79		(79)
4. Bond issuance costs	177		–		177
5. Others	190		414		(224)
Ordinary income/(loss)	(693)	(1.2)	3,768	6.7	(4,461)
VI Extraordinary income	1,104	1.9	2	0.0	1,102
VII Extraordinary losses	39	0.1	14	0.0	25
Income before income taxes	372	0.6	3,756	6.7	(3,384)
Income taxes	209	0.3	369	0.7	(160)
Net income	163	0.3	3,387	6.0	(3,224)

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

Comparative Consolidated Statements of Operations

(Millions of yen)

	Nine months ended December 31				YoY
	2005 (unaudited)		2004 (unaudited)		Change
Account		Ratio (%)		Ratio (%)	Increase or decrease
I Net sales	164,524	100.0	156,298	100.0	8,226
II Cost of sales	136,951	83.2	115,592	74.0	21,359
Gross profit	27,573	16.8	40,706	26.0	(13,133)
III Selling, general and administrative expenses	32,045	19.5	26,732	17.1	5,313
Operating income/(loss)	(4,472)	(2.7)	13,974	8.9	(18,446)
IV Non-operating income					
1. Interest income	192		62		130
2. Dividend income	247		–		247
3. Equity in earnings of affiliated company	17		–		17
4. Others	135		146		(11)
V Non-operating expenses					
1. Interest expense	3,035		2,324		711
2. Foreign exchange losses	23		621		(598)
3. Stock issuance costs	–		79		(79)
4. Bond issuance costs	177		–		177
5. Others	589		548		41
Ordinary income/(loss)	(7,705)	(4.7)	10,610	6.8	(18,315)
VI Extraordinary income	1,122	0.7	209	0.1	913
VII Extraordinary losses	85	0.1	27	0.0	58
Income/(loss) before income taxes	(6,668)	(4.1)	10,792	6.9	(17,460)
Income taxes	(489)	(0.3)	902	0.6	(1,391)
Net income/(loss)	(6,179)	(3.8)	9,890	6.3	(16,069)

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended December 31		Change
	2005 (unaudited)	2004 (unaudited)	increase or decrease
I **Operating activities**			
Income before income taxes	372	3,756	(3,384)
Depreciation and amortization	14,076	10,029	4,047
Interest and dividend income	(72)	(29)	(43)
Interest expense	924	928	(4)
Equity in earnings of affiliated company	(26)	—	(26)
Income from sale of tangible fixed assets	(1,104)	(2)	(1,102)
Losses on sale and disposal of tangible fixed assets	39	14	25
Increase in accounts receivable, trade	(32)	(1,908)	1,876
Increase in inventories	(5,912)	(51)	(5,861)
(Increase)decrease in accounts receivable, other	(59)	1,049	(1,108)
Increase in accounts payable, trade	10,776	2,446	8,330
Increase (decrease) in accounts payable, other	(13)	83	(96)
Others	(765)	1,400	(2,165)
Subtotal	18,204	17,715	489
Interest and dividends received	73	29	44
Interest paid	(424)	(692)	268
Income taxes paid	(171)	(345)	174
Net cash provided by operating activities	17,682	16,707	975
II **Investing activities**			
Purchase of tangible fixed assets	(38,521)	(29,492)	(9,029)
Proceeds from sale of tangible fixed assets	480	189	291
Purchase of intangible fixed assets	(1,410)	(401)	(1,009)
Acquisition of long-term prepaid expenses	(88)	—	(88)
Others	3	(200)	203
Net cash used in investing activities	(39,536)	(29,904)	(9,632)
III **Financing activities**			
Net decrease in short-term borrowings	—	(4)	4
Repayments of long-term debt	(3,005)	(2,114)	(891)
Proceeds from issuance of stocks	—	105,822	(105,822)
Proceeds from issuance of bonds	39,823	—	39,823
Proceeds from sale-and-leaseback transactions	19,154	6,924	12,230
Repayments of obligation under capital leases	(7,577)	(6,860)	(717)
Purchase of treasury stock	(1)	—	(1)
Net cash provided by financing activities	48,394	103,768	(55,374)
IV Effect of exchange rates changes on cash and cash equivalents	491	(406)	897
V Net increase in cash and cash equivalents	27,031	90,165	(63,134)
VI Cash and cash equivalents at beginning of period	121,485	74,554	(46,931)
VII Cash and cash equivalents at end of period	148,516	164,719	(16,203)

Free cash flow (I + II)	(21,854)	(13,197)	(8,657)

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Nine months ended December 31		Change
	2005 (unaudited)	2004 (unaudited)	increase or decrease
I Operating activities			
Income (loss) before income taxes	(6,668)	10,792	(17,460)
Depreciation and amortization	37,707	24,162	13,545
Interest and dividend income	(439)	(62)	(377)
Interest expense	3,035	2,324	711
Equity in earnings of affiliated company	(17)	–	(17)
Income from sale of tangible fixed assets	(1,122)	(2)	(1,120)
Losses on sale and disposal of tangible fixed assets	85	15	70
Increase in accounts receivable, trade	(4,617)	(15,423)	10,806
Increase in inventories	(6,201)	(5,094)	(1,107)
Increase in accounts receivable, other	(2,113)	(2,022)	(91)
Increase in accounts payable, trade	15,600	7,169	8,431
Increase (decrease) in accounts payable, other	(378)	801	(1,179)
Others	636	(5,901)	6,537
Subtotal	35,508	16,759	18,749
Interest and dividends received	275	63	212
Interest paid	(2,538)	(2,067)	(471)
Income taxes paid	(607)	(831)	224
Net cash provided by operating activities	32,638	13,924	18,714
II Investing activities			
Acquisition of investment securities	(3,700)	–	(3,700)
Purchase of tangible fixed assets	(93,358)	(107,686)	14,328
Proceeds from sale of tangible fixed assets	678	189	489
Purchase of intangible fixed assets	(2,390)	(2,733)	343
Acquisition of long-term prepaid expenses	(736)	–	(736)
Others	10	(397)	407
Net cash used in investing activities	(99,496)	(110,627)	11,131
III Financing activities			
Net decrease in short-term borrowings	–	(5,701)	5,701
Proceeds from long-term debt	–	41,000	(41,000)
Repayments of long-term debt	(11,515)	(4,102)	(7,413)
Proceeds from issuance of stocks	–	105,822	(105,822)
Proceeds from issuance of bonds	39,823	–	39,823
Proceeds from sale-and-leaseback transactions	19,154	32,793	(13,639)
Repayments of obligation under capital leases	(22,730)	(18,753)	(3,977)
Purchase of treasury stock	(1)	–	(1)
Net cash provided by financing activities	24,731	151,059	(126,328)
IV Effect of exchange rates changes on cash and cash equivalents	845	(192)	1,037
V Net increase (decrease) in cash and cash equivalents	(41,282)	54,164	(95,446)
VI Cash and cash equivalents at beginning of period	189,798	110,555	79,243
VII Cash and cash equivalents at end of period	148,516	164,719	(16,203)

Free cash flow (I + II)	(66,858)	(96,703)	29,845

Appendix (unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Three months ended					
	Jun. 30, '05		Sept. 30, '05		Dec. 31, '05	
Account		Ratio (%)		Ratio (%)		Ratio (%)
Net sales	48,036	100.0	57,467	100.0	59,021	100.0
Gross profit	7,549	15.7	9,438	16.1	10,586	17.9
Selling, general and administrative expenses	10,153	21.1	11,951	21.0	9,941	16.8
Operating income	(2,604)	(5.4)	(2,513)	(4.9)	645	1.1
Income before income taxes	(3,356)	(7.0)	(3,684)	(6.6)	372	0.6
Net income	(3,304)	(6.9)	(3,038)	(6.0)	163	0.3

2. Selected Consolidated Financial Data

	Mar. 31, '05	Jun. 30, '05	Sept. 30, '05	Dec. 31, '05
Cash and cash equivalent	189.8 billion yen	156.7 billion yen	121.5 billion yen	148.5 billion yen
A/R collection period	65 days	68 days	66 days	65 days
Inventory holding period	72 days	79 days	62 days	73 days
Interest-bearing debt	233.6 billion yen	223.2 billion yen	210.9billion yen	240.4 billion yen
Net D/E Ratio	0.22 times	0.35 times	0.47 times	0.48 times
Share holders' equity Ratio	39.2%	39.8%	37.3%	32.7%

	Twelve months ended Mar. 31, '05	Three months ended Jun. 30, '05	Three months ended Sept. 30, '05	Three months ended Dec. 31, '05
Cash flows from Operating activities	21.0 billion yen	8.2 billion yen	6.7 billion yen	17.7billion yen
ROA	2.1%	(2.7%)	(2.5%)	0.1%
ROE	5.9%	(6.8%)	(6.4%)	0.3%

(Calculating formulas)

A/R collection period = Accounts receivable, trade / Average monthly net sales x 30 days
Interest-bearing debt = Long-term and short-term debt + Long-term and short-term lease obligation
Inventory holding period = Inventories / Average monthly net sales x 30 days
Net D/E ratio = (Interest-bearing debt – cash and cash equivalents) / shareholders' equity
ROA (ROE) (Three-month period) = Quarterly Net income x 4 / Average quarterly Total assets (Average shareholders' equity)
ROA (ROE) (Twelve-month period) = Net income / Average Total assets (Average share holders' equity)

3. Foreign exchange rate of yen for dollars in assumption

	Exchange rate in assumption
Yen for U.S.$	110.00